LIMITED LIABILITY COMPANY

PT KAWAN SEJATI NUSANTARA

Number:  18.

On this day, Friday, the third day of December one thousand nine hundred eighty two (3-12-1982), personally appear before me, Jahja Irwan Sutjiono, Sarjana Hukum, a notary public practicing in Jakarta, in the presence of the witnesses whose names are last written below:

Mr. SOETRESNO SENTOSA, a business person, residing in Jakarta, who claims that he in this matter is acting:

a.	For himself;

b.
under 2 (two) pieces of Power of Attorney, privately drawn up, both dated the first day of December one thousand nine hundred eighty two (1-12-1982), duly stamped and attached hereto, as the attorney of and, as such, for and on behalf of:

1.	Mr. Eddy Susanto, a business person, residing in Jakarta,

2.	Mr. Yusry Surjadi, a business person, residing in Jakarta,

The appearing persons are known to me, notary public;

The appearing persons hereby declare that, without prejudice to the permits from the competent authorities, they have agreed to incorporate a limited liability company under the terms and conditions or articles of association as follows:

Name and Domicile

Article 1

This limited liability company shall bear the name “PT Kawan Sejati Nusantara”, having its domicile in Jakarta, with branches and representative offices elsewhere as may be determined by the Board of Directors.

Aims and Objectives

Article 2

1.	The company’s aims and objectives shall be:

a.
to do business in the field of industry processing of agricultural products including drying, pressing, pelleting of agricultural products and rice milling and selling the products from those activities.

b.	to carry out trading activities in general including import, export, inter-island and local trade in respect of various products;

c.	to carry out transportation activities for goods and passengers;

d.	to operate as agent or representative of other domestic or foreign companies, except for travel agency business;

e.	to operate as contractor in the construction of buildings, roads, bridges, irrigation systems, and installation of gas, electricity and water utilities, dredging, and other.

f.	to operate as supplier and/or distributor in the broadest sense of the word, whether on its own account or for other parties on fee basis.

2.	The Company shall be entitled to establish or participate in the establishment of companies or other entities having the same or similar aims and objectives as those of this Company.

3.	The Company shall not do any businesses that are in contradictory with nor in violation of public order, decency norms, and/or the rights of others.

Time

Article 3

This Company shall be established for seventy-five years as of the date of receipt of the Government’s permit containing approval of these articles of association, by taking into account Articles 47 and 51 of the Indonesia’s Commercial Code.

Capital

Article 4

1.
This company’s authorized capital shall amount to Rp 25,000,000.- (twenty five million Rupiah), divided into 50 (fifty) shares, each share having par value of Rp 500,000.-(five hundred thousand Rupiah).

2.	Twenty (20) shares out of the authorized capital have been issued to and subscribed by the shareholders:

a.	Mr. Eddy Susanto holding 8 (eight) shares having aggregate value of four million Rupiah	Rp	4,000,000.-

b.	Mr. Yusry Surjadi holding 8 (eight) shares having aggregate value of four million Rupiah	Rp	4,000,000.-

c.	Mr. Soetresno Sentosa holding 4 (four) shares having aggregate value of two million Rupiah	Rp.	2,000,000.-

	So that there are a total of 20 (twenty) shares having total value of ten million Rupiah	Rp	10,000,000.-

Fifty percent (50%) of each of the issued shares or a total amount of Rp.5,000,000.- (five million Rupiah) will be paid-in in full and in cash to the Company’s account upon the signing of this deed and the remaining 50% (fifty percent) of each of the issued shares or a total amount of Rp.5,000,000.- (five million Rupiah) will be paid-in at the latest by the date on which these articles of association are approved by the regulatory body.

3.
Shares in portfolio shall be issued by the Company in accordance with the Company’s needs for working capital under such terms as determined by the Board of Directors and Board of Commissioners, to the extent that no shares may be issued at the lower price than the par value.

4.	All shares shall be fully issued within ten years as of this day, unless extended by the Government at the request of Board of Directors.

5.
In case of issuance of other shares in portfolio, the existing shareholders shall have pre-emptive right to purchase the shares in proportion to their respective shareholding within one month after the Board of Directors disclose the resolution on such issuance.

Shares

Article 5

1.	All shares issued shall be registered shares.

2.	For each share, the Company shall issue one share certificate and a dividend coupon and a talon for exchange with a new dividend coupon.

3.
Share certificates shall be marked with serial number and signed by the Board of Directors and 2 (two) members of Board of Commissioners, and the dividend coupon and talon issued in respect of the said share shall bear the same serial number as that of the said share certificates.

4.	A shareholder shall, by law, abide by these Articles of Association and all resolutions lawfully adopted in a General Meeting of Shareholders.

Article 6

1.	Shares in the company shall be indivisible.

2.
If, due to inheritance or any other reason, a share falls under the ownership of more than one persons, those persons shall within six months thereafter deliver and transfer the right to the share to anyone among themselves or appoint a third party as their joint proxy.

Duplicate

Article 7

1.
If a share certificate, dividend coupon, and/or talon is damaged or defaced, and cannot be used anymore, upon the request of the relevant party, the Board of Directors shall issue a duplicate thereof after the original is destroyed by Board of Directors before the relevant party, and this matter shall be recorded in minutes to be signed by them.

2.
In the event that a share certificate, dividend coupon, and/or talon is lost, upon the request of the relevant party, the Board of Directors shall issue a duplicate provided that, in the opinion of the Board of Directors, the loss is proved and such indemnities as may be deemed sufficient by the Board of Directors for claims from a third party on the duplicate issue are given by the relevant shareholder.

3.
The intention of Board of Directors to issue duplicates as a consequence of lost originals shall within at least one month before the issue be announced in the State Gazette and a daily newspaper in Indonesian language published at the company’s domicile.

Once the duplicate is issued, the original shall be rendered null and void to the Company.

4.	All expenses incurred by the issuance of a duplicate shall be borne by the relevant shareholder.

Register of Shares

Article 8

1.
With regard to the shares in the company, a Register of Shares shall be maintained at the company’s office.  The Register of Shares shall contain the names and addresses of the shareholders, information on transfer of shares, the amount that has been paid and will be paid in respect of each share, full release and discharge of the former shareholder for full payment in respect of a share, and such other information as may be deemed as necessary.

2.	A shareholder shall notify the Board of Directors in writing of any changes to its address.

Until such notification has been made, all summons and notices shall be sent to the latest address recorded in the Register of Shares.

3.
Delivery and transfer of share(s) shall be effective only after such transfer is recorded in the Register of Shares and in the relevant share certificate and the entry shall be dated and signed by the Board of Directors.

4.
The delivery and transfer of share(s) shall be made by virtue of a certificate signed by the transferor and the transferee or their proxies or of other written instruments of transfer of share(s) to the acceptance of Board of Directors.

5.	The Board of Directors shall not record a transfer of shares if any of the conditions in article 9 is not satisfied.

6.	As of the date of notice of a general meeting of shareholders until the meeting date, transfer of right to share(s) shall not be allowed.

7.	The Board of Directors shall keep and maintain the Register of Shares to the best of its ability.

8.	Each shareholder or its proxy shall be entitled to inspect the Register of Shares during the normal business hours of the company.

Shareholding

Article 9

1.
Only an Indonesian individual or Indonesian legal entity established under Indonesian law and having its seat in Indonesia and whose shares are held by Indonesian shareholders shall be allowed to hold and exercise the rights on shares.

2.
Any sale or otherwise transfer of shares to an individual or legal entity not satisfying the requirements in the paragraph 1 of this article above shall be null and void to the company so that the holder of the share may not cast any vote at a meeting, and the dividend payment for such share shall be suspended.

3.
If a share, due to the death of the holder thereof or other reason, is transferred to an individual or legal entity not satisfying the requirements in the first paragraph of this article, then within one year as of the date of such transfer, the said individual or legal entity shall be obliged to sell and transfer the shares to an individual or legal entity that satisfies the requirements in the first paragraph of this article.

4.
If, due to inheritance, marriage or any other reason, a share is no longer held by a citizen or legal entity as contemplated in paragraph 1 of this article, then within one year as of the date of such death, marriage or change of nationality or dissolution of an entity, the said shareholder shall be obliged to sell and transfer the shares to an individual or legal entity as contemplated in paragraph 1 of this article.

To the extent that such shares have not been transferred, the holder of the shares may not cast any votes at a general meeting of shareholders, and the dividend payment for such share shall be suspended.

Management

Article 10

1.
The company shall be managed by a Board of Directors consisting one or more directors, one of whom may be appointed as President Director, under the supervision of Board of Commissioners consisting of one or more Commissioners, one of whom may be appointed as President Commissioner.

2.	A general meeting of shareholders shall appoint members of Board of Directors and of Board of Commissioners.

3.	Members of Board of Directors and Board of Commissioners shall be appointed for indefinite term without prejudice to the right of a general meeting of shareholders to dismiss them at anytime.

4.	Members of Board of Directors and Board of Commissioners may be given salaries on monthly basis, the amount of which shall be determined by a general meeting of shareholders.

5.	Each replacement in the membership of Board of Directors and Board of Commissioners shall be registered with the Registrar Office of the District Court having jurisdiction over the company’s domicile.

Power of Board of Directors

Article 11

1.	The President Director shall represent the Board of Directors and, accordingly, the company

[missing pages 8 & 9]

The meeting shall be presided over and chaired by a person elected by and from among the meeting participants and shall decide whether the suspended member of Board of Directors will be dismissed or reinstated.

6.	If the general meeting of shareholders is not convened within three weeks as of the suspension, the suspension shall be, by law, automatically null and void.

7.	If there is only one Commissioner, the said Commissioner shall be entitled to perform all rights and obligations of the Board of Commissioners.

Annual General Meeting

Article 14

1.	Each year, no later than June, for the first time being June, one thousand nine hundred eighty three, an annual general meeting of shareholders shall be held.

2.	In the annual general meeting of shareholders, the following matters shall be discussed:

a.
Board of Directors’ explanations on the company’s condition, actions taken, and results achieved in the relevant year and the opinions of Board of Directors and Board of Commissioners on the fate or financial possibility of the company in the future;

b.	balance sheet and income statement of the relevant year and the basis of valuation and estimation of the company’s assets and determination of dividends;

c.	appointment of new members of Board of Directors and Board of Commissioners to fill any vacancies, if necessary;

d.	any other matters proposed by Board of Directors, Board of Commissioners, or shareholders.

3.
Proposals from shareholders shall be included in the agenda of General Meeting of Shareholders if the proposal is submitted in writing to the Board of Directors by one or more shareholders jointly holding at least 1/4 (one-fourth) of all outstanding shares in the Company and the proposal has been received at such time that allow the Board of Directors to notify the other shareholders of the proposals, subject to meeting notice time as provided for in these articles of association.

Extraordinary General Meeting

Article 15

1.	An extraordinary general meeting of shareholders shall be held at anytime as deemed necessary by Board of Directors.

2.
The Board of Directors shall be required to convene an extraordinary general meeting of shareholders upon a written request from a Commissioner or from one or more shareholder (s) holding at least one-tenth of the subscribed capital.  Such written request shall specify matters to discuss.

3.
If the Board of Directors fails to hold the general meeting of shareholders within one month after the receipt date of the request, then the signatory(ies) of the request shall be entitled to hold the meeting themselves that shall be presided over by a chairman elected from and among those present.

The meeting shall adopt valid resolutions concerning such matters as stated in paragraph 2 above provided previous meeting considered such matters as necessary .

Notice and Venue of Meeting

Article 16

1.	All meetings shall be held at the company’s domicile.

2.
Summons to a general meeting of shareholders shall be made by advertisement in a daily newspaper in Indonesian language published at the company’s domicile and in writing to the shareholders, within at least fourteen days before the meeting date.  In case of urgency, the period shall be reduced to seven days, at the latest, before the meeting date.

The summons shall contain the day, date, month, year, and time, venue, and agenda of the meeting in brief.

3.
If all shareholders are present or represented in the meeting, no prior summons shall be required, and the meeting may be held anywhere within the territory of the Republic of Indonesia, and adopt valid and binding resolutions.

Chairman of Meeting

Article 17

1.
Unless otherwise provided in these Articles of Association, all meetings shall be presided over and chaired by the President Director.  If the President Director is absent, the meeting shall be chaired by a Director, if no members of Board of Directors are present, by the President Commissioner, and if the President Commissioner is absent, by a Commissioner, if no members of the Board of Commissioners are present, by a person elected by and from those present in the meeting.

2.	The agenda of meeting and resolutions adopted in the meeting shall be recorded in the minutes of meeting, signed by the chairman of meeting and one of the shareholders present in the meeting.

The signing shall not be required if the minutes of meeting are drawn up by a notary public.

Resolutions

Article 18

1.
Unless otherwise provided in these Articles of Association, all resolutions shall be adopted on the basis of majority vote.  In case of tie votes, the proposal shall considered declined, if it concerns assets, but if it concerns an individual, the proposal shall be decided by lot drawing.

2.	Each share shall confer the right upon its holder to cast one vote.

3.
A person acting as a proxy in a meeting shall act by virtue of a power of attorney.  Members of Board of Directors, members of Board of Commissioners and employees of the company shall not be allowed to act as proxies in a meeting, especially when it concerns voting, and any votes cast by them as proxies shall be deemed as invalid and void.

4.	Unless the meeting decides otherwise, voting on an individual shall be made by an unsigned ballot paper, while voting on assets shall be conducted orally.

5.	The chairman of meeting shall be entitled to require that share certificates and/or powers of attorney required to cast votes be produced to him in the meeting.

Fiscal Year

Article 19

1.	The fiscal year of the company shall commence on the first day of January and end on the thirty-first day of December.

2.
At each end of fiscal year, for the first time at the end of December one thousand nine hundred eighty-nine, the company’s books shall be closed.  From the said books, a balance sheet and financial statement shall be made by the Board of Directors, which, together with audit report from the Board of Commissioners and annual reports, shall be made available at the Company’s office for inspection by the shareholders, within at least fourteen days before the date of the annual general meeting of shareholders.

3.
Approval of balance sheet and income statement by a general meeting of shareholders shall constitute a full acquittal and discharge to the Board of Directors from their work responsibilities and actions taken during the relevant year, unless such actions are not reflected in the company’s documents of the relevant year.

The approval shall also constitute full acquittal and discharge to the members of the Board of Commissioners from their supervision duties.

Net Income Distribution

Article 20

1.	The net earnings as stated in the balance sheet and income statement shall be distributed in the following manner:

Twenty percent (20%) for reserve funds

The remaining amount shall be distributed or used as decided by a general meeting of shareholders.

2.
If income statement in a year indicates a loss that cannot be covered with the reserve fund, the loss or remaining amount thereof shall be recorded and included in the income statement and, in subsequent fiscal years, the company shall be considered not gaining any profits as long as the loss recorded and included in the income statement is not fully covered.

3.
Dividends which are left unclaimed after five years commencing from the day they became payable and dividends that have been retained under article 9 for more than five years shall become the property of the company and entered in the reserve fund.

Reserve Fund

Article 21

1.
A reserve fund may be used to cover losses suffered by the company, provided that a general meeting of shareholders may decide that part or the whole of reserve fund shall be used as working capital or for other purposes.

2.	The Board of Directors shall keep the reserve fund in a bank account or manage it so that it will earn profit in a manner deemed appropriate by it.

3.	The profits generated from such reserve fund shall be entered into the income statement.

Amendment to the Articles of Association and Dissolution

Article 22

1.
A resolution to amend or add these Articles of Association, increase or decrease the company’s capital, extend the company’s life or dissolve the company before the expiry of its life, shall be adopted and valid only if it is approved by at least three-fourths of total votes legally cast in a general meeting of shareholders that is attended by at least two-thirds of all shares issued by the company.

2.
If the meeting as referred to in the above paragraph fails to reach quorum, then no earlier than ten days and no later than one month after the said meeting date, a second meeting shall be held with the same conditions as required for the first meeting.  In the second meeting, a resolution is valid if approved by three-fourths of the total votes legally cast at such meeting.

The reduction proposal shall be announced two months before in the State Gazette and a daily newspaper in Indonesian language published at the company’s domicile in the interest of creditors.

Liquidation

Article 23

1.
In case the company is dissolved as a consequence of the expiry of its life period or on the basis of a resolution of a general meeting of shareholders, then its liquidation shall be executed by the Board of Directors under the supervision of Board of Commissioners, unless a general meeting of shareholders resolves otherwise.

Dissolution resolution shall be registered with District Court having jurisdiction over the company’s domicile and announced on one ore more daily newspapers published in the company’s domicile and published in the State Gazette for the benefit of the creditors.

2.
Once any and all of the company’s debts and obligations have been paid in full, the remaining assets of the company shall first be used to redeem the shares in the company, if possible, at such price as written in the share certificate.

In case there still are remaining assets, the said remaining assets shall be distributed in accordance with a resolution of a general meeting of shareholders.

3.           These Articles of Association as contained in this deed and the future amendments or additions hereto shall remain in force until a general meeting of shareholders has approved the last account of the liquidation and has given a full acquittal and discharge to the liquidators.

Article 24

Any matters not provided for or not otherwise fully covered in these Articles of Association shall be resolved by a general meeting of shareholders.

Article 25

As an exception from the provisions of article 11 concerning the appointment of members of Board of Directors and of Board of Commissioners, for the first time the following individuals have been appointed as:

President Director	:	said Mr. Yusry Surjadi.

Director	:	said Mr. Soetresno Sentosa.

President Commissioner	:	said Mr. Eddy Susanto.

The said appointment according to the appearing persons has been accepted by the individuals concerned and would be ratified in the first general meeting of shareholders.

The appearing persons hereby conferred power upon the Board of Directors of the company and/or

.

both jointly and severally, with the right to transfer the power to another person, to apply for approval of these articles of association from the Government, and make any amendments and/or additions in a notarial deed if the issuance of approval depends on such amendments and/or additions, to make, have one make, and sign any documents and deeds, and further take any actions deemed necessary and expedient for the fulfillment of the abovementioned purpose, without any exception.

In Witness Whereof

This deed is made as minutes and executed in Jakarta, on the day and date first written above, in the presence of Ms. Djunisari Setiawan and Ms. Jane, both being employees of the Notary Office, known to me, the notary, residing in Jakarta, as witnesses.

After I, Notary, read out this deed to the appearing person and witnesses, the appearing person, witnesses, and I, Notary, sign this deed.

Executed with seven changes, namely two additions and emendations.

The original of this deed is duly signed.

Issued as true copy.

Notary in Jakarta

[sealed, stamped and signed]

(JAHJA IRWAN SUTJIONO, SH.)